News Release
CIBC Provides Update to Previous Disclosure on U.S. Subprime Real Estate CDO / RMBS including
Likely Large Write-down in First Quarter 2008 Financial Results
TORONTO, December 19, 2007 /CNW/ — Following Standard and Poor’s announcement today that it had reduced the credit rating of ACA Financial Guaranty Corp. from “A” to “CCC”, CIBC confirmed that ACA is a hedge counterparty to CIBC in respect of approximately U.S. $3.5 billion of its U.S. subprime real estate exposure.
It is not known whether ACA will continue as a viable counterparty to CIBC. Although CIBC believes it is premature to predict the outcome, CIBC believes there is a reasonably high probability that it will incur a large charge in its financial results for the First Quarter ending January 31, 2008.
As CIBC disclosed on page 52 of its Investor Presentation dated December 6, 2007, the mark of the hedge protection from the “A-rated” counterparty (ACA) as at October 31, 2007 was U.S. $1.71 billion. As at November 30, 2007, this mark was US$2.0 billion. If the charge in the First Quarter were to be U.S. $2.0 billion (US$1.3 billion after tax) CIBC currently projects its Tier 1 capital ratio to remain in excess of 9% as at January 31, 2008.
Forward Looking Statement
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this press release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements we make about the possibility that we will incur a large charge in our financial results for the First Quarter ending January 31, 2008 and the potential amount of that charge, as well as statements we make about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2008 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: the creditworthiness and continued viability of our counterparties; the continued volatility in the U.S. residential mortgage market; credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk; legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; that our estimate of sustainable effective tax rate will not be achieved; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate and currency value fluctuations; general economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this press release or in other communications except as required by law.
For further information: Investor and analyst inquiries should be directed to John Ferren, Vice-President, Investor Relations, at (416) 980-2088; Media inquiries should be directed to Rob McLeod, Senior Director, Communications and Public Affairs, at (416) 980-3714.